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                          December 2, 2021

       Matthew E. Fernand
       Chief Legal Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, New York 10010

                                                        Re: Seritage Growth
Properties
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2021
                                                            File No. 333-261418

       Dear Mr. Fernand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Joshua Wechsler